SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2008

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-51434

FOX INVESTMENT PLAN

2121 Avenue of the Stars

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, NY 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Fox Investment Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

The Retirement Board of

Fox Entertainment Group, Inc.

We have audited the accompanying statements of net assets available for benefits of Fox Investment Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 26, 2009

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$644,284,839	$842,545,652
Cash	168,471	57,363

Receivables:
Employer contributions	841,423	988,863
Participant contributions	1,234,725	2,711,782
Due from broker for securities sold	87,351	1,516,089
Interest and other	635,160	2,875

Total receivables	2,798,659	5,219,609

Total assets	647,251,969	847,822,624

Liabilities
Due to broker for securities purchased	128,317	908,514

Total liabilities	128,317	908,514

Net assets reflecting all investments at fair value	647,123,652	846,914,110
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,891,495	451,137

Net assets available for benefits	$652,015,147	$847,365,247

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to (deductions from) net assets attributed to:
Contributions:
Employer, net of forfeitures	$41,483,021
Participant	84,820,851
Rollover	6,515,886

Total contributions	132,819,758

Net investment income (loss):
Net depreciation in fair value of investments	(287,032,611)
Interest, dividends and other	30,420,845

Total net investment loss	(256,611,766)

Transfer from other plans	1,433,376
Benefits paid to participants	(72,853,985)
Transfers to other plans	(93,674)
Administrative and other expenses	(43,809)

Net decrease	(195,350,100)

Net assets available for benefits at beginning of year	847,365,247

Net assets available for benefits at end of year	$652,015,147

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted effective June 1, 1984. Effective January 1, 1998, the Plan was restated, and has since been amended, to change the name of the Plan Sponsor to Fox Entertainment Group, Inc., to incorporate various optional amendments, and to comply with legislative required amendments.

Effective January 1, 2008, the Plan was amended and restated in its entirety. The Plan adopted a Safe Harbor compliant structure. As a result, the employer match on eligible employee deferrals was changed to 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed from the prior match of 50% of the first 6% of a participant’s compensation.

Eligibility

The Plan is a defined contribution plan available to certain non-union employees of the Company to which the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Contributions

Employees otherwise eligible to participate in the Plan who were hired on or after May 1, 2007 are automatically enrolled in the Plan at a 3% deferral rate, unless they affirmatively opt out of participation. On January 1, 2008, all employees who had never made an affirmative election not to participate in the Plan were auto-enrolled at the 3% deferral rate. The following types of contributions are allowable under the terms of the Plan document:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code). Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions which are also subject to certain limitations of the Code. After-tax contributions are subject to a Plan limitation of $5,000 per year.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Matching Contributions – The Company shall contribute for each participant each pay period an amount equal to 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed. The annual Company matching contribution may not exceed 3½% of a participant’s annual compensation.

Employer Non-elective Contributions – The Company shall contribute for each participant each pay period a Company non-elective contribution in an amount equal to 2% of pay period compensation for each participant who (1) is ineligible to participate in a Company pension plan and is a non-collective bargaining unit eligible employee or (2) is covered by a collective bargaining agreement requiring said contribution.

Rollover Contributions – Amounts distributed to participants from other tax-qualified plans and/or individual retirement accounts may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) for the year ended December 31, 2008 may not exceed the lesser of (a) $46,000, or (b) 100% of the participant’s includable compensation, as defined by the Plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions. In addition, as part of the January 1, 2008 Plan amendment, the employer match vesting schedule was changed to two-year cliff vesting. Participants employed prior to January 1, 2008, will vest at 20% at the end of their first year of service consistent with the prior vesting schedule and then vest 100% at the end of their second year to comply with the amended vesting schedule.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A participant becomes 100% vested in the Employer’s Matching Contribution account at the earliest of the following dates:

•	Completion of two years of vesting service

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

A participant becomes 100% vested in the Employer Non-elective Contribution account at the earliest of the following dates:

•	Completion of three years of vesting service

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Forfeitures

If a participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of his/her employer contribution account is forfeited. If a participant defers distribution of his/her account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month period has elapsed after an employee’s termination date. In accordance with the Plan document, such forfeitures are used to reduce future Employer Matching Contributions. For the year ended December 31, 2008, forfeitures of approximately $880,000 were used to reduce the Employer Matching Contributions.

Forfeited balances of approximately $196,000 and $205,000 were available to reduce future contributions as of December 31, 2008 and 2007, respectively.

Investment Options

The plan administrator intends the Plan to constitute a Plan described in section 404(c) of ERISA. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options offered by the Plan.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants may direct their investment balances among these various investment options at anytime, subject to trading restrictions imposed by the mutual fund companies. During the year ended December 31, 2008, the Plan removed the American Funds EuroPacific Growth Fund Class R5 and replaced it with the Julius Baer International Equity Fund II.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and debited for any distributions. Investment fund gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Participants’ Loans

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee, Fidelity Management Trust Company, has established a loan fund for recording loan activities.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of the participants’ vested accounts as of the date of distribution.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. During the year ended December 31, 2008, $43,809 of administrative expenses were paid from the accounts of the affected participants.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan’s investment in News Corporation Class B Common Stock amounted to $19,031,456 and $37,004,006 as of December 31, 2008 and 2007, respectively. Such investments represented approximately 3% and 4% of the Plan’s total net assets as of December 31, 2008 and 2007, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the June 30, 2008 News Corporation Annual Report as included in Form 10-K filed on August 13, 2008 and other periodic filings for News Corporation filed with the Securities and Exchange Commission.

Investments in News Corporation Class B Common Stock, mutual funds, money market funds and synthetic guaranteed investment contracts (GICs), are exposed to various risks such as the financial condition of News Corporation, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

In accordance with SFAS 157, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend dates.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Net Appreciation (Depreciation) in Fair Value of Investments

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008		2007
Investments at fair value:
American Funds AMCAP R5	$69,312,150		$—	*
Fidelity Puritan Fund	93,154,115		147,127,803
Julius Baer International Equity Fund II	73,392,860		—	*
American Funds AMCAP R4	—	*	114,723,443
Mairs & Power Growth Fund	52,266,081		72,146,248
American Funds EuroPacific Growth R5	—	*	133,027,190
Fidelity Spartan U.S. Equity Index Fund	33,740,470		49,691,044
PIMCO Total Return Fund Inst Class	63,177,406		43,303,424
Fidelity Mid-Cap Stock Fund	34,193,852		61,040,730

*	Amount represents less than 5% of net assets at year-end.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2008) depreciated in fair value as follows:

Mutual funds	$266,352,695
News Corporation Class B Common Stock	20,679,916

$287,032,611

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement

The Plan adopted the provisions of SFAS 157 effective January 1, 2008. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of SFAS 157, the Plan classified its investments as of December 31, 2008 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, (see Note 2). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. Mutual funds, government and corporate securities, and common stock investments are stated at quoted market prices. Investments in fully benefit-responsive investment contracts are recognized at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of traditional and the separate account GICs was calculated using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC index rates. Fair value is based on market values provided by external investment managers for constant duration synthetic GICs. Fair values for general fixed maturity synthetic GICs are calculated using the sum of all underlying assets’ market values provided by an external pricing source. The money market fund and short-term investment fund are valued at cost plus interest earned, which approximates fair value. The participant loans are stated at the outstanding principal loan balance, which approximates fair value.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$499,823,480	$—	$—	$499,823,480
Common stocks	19,031,456	—	—	19,031,456
Short-term investment fund	11,321,413	—	—	11,321,413
Money market fund	406,994	—	—	406,994
Variable synthetic GICs	—	1,536,633	—	1,536,633
Stable value pooled fund	—	2,481,501	—	2,481,501
Fixed maturity synthetic GICs	52,420,980	—	—	52,420,980
Constant duration synthetic GICs	—	42,169,772	—	42,169,772
Wrap contracts	—	—	157,712	157,712
Participant loans	—	—	14,934,898	14,934,898

Total assets at fair value	$583,004,323	$46,187,906	$15,092,610	$644,284,839

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Level 3 Assets
	Year Ended December 31, 2008
	Wrap Contracts	Participant Loans
Balance, beginning of year	$(5,862)	$15,197,760
Unrealized gains relating to instruments still held at the reporting date	163,574	—
Purchases, sales, issuances and settlements (net)	—	(262,862)

Balance, end of year	$157,712	$14,934,898

5. Investment Contracts with Insurance Companies

The Standish Mellon Income Fund includes synthetic GICs and bank investment contracts. This fund is presented at fair value. The adjustment from fair value to contract value for the fully benefit-responsive synthetic GICs held by this fund is based on the contract value as reported by Standish Mellon, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses, and excludes the short-term investment fund.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The average yields for the Standish Mellon Income Fund are as follows as of December 31, 2008 and 2007:

	2008	2007
Average yield:
Based on actual earnings	4.50%	4.64%
Based on interest rate credited to participants	4.51%	4.72%

The fair values, contract values and adjustments to contract value for the synthetic GICs and common/collective trust that hold GICs as of December 31, 2008 and 2007 are as follows:

	2008
	Fair Value	Contract Value	Adjustment to Contract Value
Synthetic GICs	$96,285,097	$101,040,576	$4,755,479
Common/collective trust	2,481,501	2,617,517	136,016

	$98,766,598	$103,658,093	$4,891,495

	2007
	Fair Value	Contract Value	Adjustment to Contract Value
GICs	$1,195,128	$1,195,248	$120
Synthetic GICs	78,858,627	79,307,058	448,431
Common/collective trust	2,501,352	2,503,938	2,586

	$82,555,107	$83,006,244	$451,137

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The fair values of the assets underlying the synthetic GICs, by type of securities, as of December 31, 2008 and 2007, are as follows:

	2008	2007
U.S. government securities	$86,669,285	$58,440,751
Corporate obligations	9,458,100	20,423,738
Fair value of wrappers	157,712	(5,862)

Fair value of investments	96,285,097	78,858,627
Difference between fair value and contract value of synthetic GICs	4,755,479	448,431

Contract value of synthetic GICs	$101,040,576	$79,307,058

The Standish Mellon Income Fund consists of three types of investment contracts. All investment contracts are benefit responsive.

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically and it will not have an interest rate of less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

Generally, fixed maturity synthetic GICs consist of a market-valued asset or collection of market-valued assets such as mortgage backed securities, and other investment securities, that are owned by the fund, or Plan, and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant directed withdrawals.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, these contracts are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the interest crediting rate cannot be less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund, or Plan. The variable synthetic GICs are benefit-responsive and provide next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the investment.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities such as U.S. government securities and asset-backed securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and, therefore, will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first established and it will not have an interest crediting rate of less than 0%.

Certain events could limit the ability of the Standish Mellon Income Fund to transact withdrawals and transfers at contract value. Such events include the following:

•	Company-initiated events including events within the control of the Plan or Plan Sponsor which would have a material and adverse effect on the Standish Mellon Income Fund.

•	Company communications designed to induce participants to transfer from the Standish Mellon Income Fund.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

•	Competing fund transfer or violation of equity wash or equivalent rules in place.

•	Changes of qualification status of the Company or the Plan.

The plan administrator does not believe that the occurrence of any of the above events, which would limit the Standish Mellon Income Fund’s ability to transact at contract value with participants, is probable.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

6. Related-Party Transactions

The Plan engages in certain transactions involving Fidelity Management Trust Company, the Trustee, and News Corporation, the parent company, which are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity Management Trust Company or its related affiliates. Fees paid by the Plan Sponsor to Fidelity Management Trust Company for the year ended December 31, 2008, were not significant. Investments managed by Fidelity Management Trust Company amounted to $253,403,390 and $344,582,115 as of December 31, 2008 and 2007, respectively.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s tax-qualified status.

Fox Investment Plan

Notes to Financial Statements (continued)

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

9. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets per the financial statements as of December 31, 2008 and 2007, to net assets per the Form 5500:

	2008	2007
Net assets per the financial statements	$652,015,147	$847,365,247
Less: Adjustment for fair value to contract value of synthetic GICs and common/collective trust	(4,891,495)	(451,017)

Net assets per the Form 5500	$647,123,652	$846,914,230

Traditional GICs are reported at contract value in the Form 5500. The Synthetic GICs and common/collective trust that holds GICs are reported at fair value in the Form 5500 as of December 31, 2008 and 2007.

The following is a reconciliation of the net depreciation in fair value of investments, interest, dividends and other income (investment loss) per the financial statements to the Form 5500 for the year ended December 31, 2008:

Year Ended December 31, 2008
Total investment loss per the financial statements	$(256,611,766)
Less: Current year adjustment for fair value to contract value of synthetic GICs and common/collective trust	(4,891,495)
Add: Prior year adjustment for fair value to contract value of synthetic GICs and common/collective trust	451,017

Total investment loss per the Form 5500	$(261,052,244)

Fox Investment Plan

Notes to Financial Statements (continued)

10. Subsequent Events

On May 28, 2009, the Plan received $634,491 as a settlement from SEC proceedings held related to late trading and/or market timing activities of the Janus Funds, which occurred during the period November 7, 2001 to September 22, 2003. The Plan offered plan participants the Janus Advisor International Fund during the settlement period. This amount has been recorded as a receivable to the Plan as of December 31, 2008.

Proceeds of the restitution will be allocated pro rata to participants who had a balance in the Janus Advisor International Fund during the settlement period, regardless of whether or not they currently have a balance in the Plan. The allocation will be based on their average daily balance in the Janus Advisor International Fund during the settlement period. Proceeds will be invested based on participant current investment elections for new contributions. If a participant does not have a contribution election on file, the proceeds will be invested in one of the nine default funds in the Plan, the Fidelity Freedom aged based funds. The allocations will be subject to a $10 de minimis amount and processed as market value adjustments. These amounts will not be characterized as “contributions” for Internal Revenue Code purposes.

Supplemental Schedule

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2008

Identity of Issue	Description of Investment	Current Value
Common Stock
*News Corporation Common Stock
News Corporation Class B	Common Stock, 1,741,365 shares	$19,031,456

Short-Term Investments
*Fidelity Management Trust Company	Short-term investment fund; 2.17%	11,321,413

Money Market Portfolio
*Fidelity Management Trust Company	Money Market portfolio – Class 1	406,994

Common Collective Trust
Goode Stable Value Trust Fund	Collective fund; 4.40%	2,481,501

Synthetic GICs
Natixis Financial Products, Inc.	Maturity 7/19/11, 3.80% yield	1,536,633

ING Life Insurance and Annuity Company
CT 60243	Variable maturities; 4.93% yield	23,704,433
Wrapper		59,186

Fair value of contract		23,763,619

Rabobank Nederland – FOX060201
Barclay’s Global Investors Collective Fund	Variable maturities; 4.88% yield	18,465,339
Wrapper		63,897

Fair value of contract		18,529,236

Monumental Life Insurance Co.
(Aegon) – MDA00920TR	Maturity 8/15/2012, 4.93% yield
Commercial Mortgage Backed Sec	Series 05-LDP2; Class A2; 6/15/10; $1,000,000; 4.58%	920,832
Commercial Mortgage Backed Sec	Series 2006-CD2; Class A2; 4/15/11; $1,000,000; 5.41%	872,685

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2008

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Federal Home Loan Corp.	Series 2743; Class OD; 8/15/12; $1,500,000; 5.00%	$1,538,816
Wrapper		5,985

Fair value of contract		3,338,318

Bank of America, N.A. 03 – 049	Maturity 10/15/2013; 4.41%
Federal Home Loan Corp.	Series 2644; Class AW; 3/15/10; $1,000,000; 4.00%	961,717
Federal Home Loan Corp.	Series 2715; Class ND; 12/15/10; $1,500,000; 4.50%	1,522,421
Federal Home Loan Corp.	Series 2634; Class ML; 5/17/10; $1,000,000; 3.50%	858,026
Federal Home Loan Corp.	Series 2763; Class PC; 4/15/11; $1,000,000; 4.50%	1,016,807
Citibank Credit Card	Series 06-A4; Class A4; 5/10/11; $1,000,000; 5.45%	965,150
Rate Reduction Bonds	Series 04-1; Class A2; 11/15/12; $1,750,000; 4.81%	1,776,410
GNMA Project Loan Corp.	Series 2008-8; Class A; 6/16/11; $1,500,000; 3.61%	1,378,687
Citibank Credit Card	Series 2008-A4; Class A4; 3/15/13; $1,500,000; 4.65%	1,334,881
Auto	Series 2007-A; Class A4; 11/8/11; $1,250,000; 5.28%	1,135,112
Auto	Series 2008-C; Class A4A; 10/17/11; $1,000,000; 5.16%	889,133
Federal Home Loan Corp.	Series 2870; Class AK; 10/15/13; $1,500,000; 5.00%	1,540,067
Federal Home Loan Corp.	Series 2760; Class PC; 8/15/12; $1,500,000; 5.00%	1,536,380

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2008

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Commercial Mortgage Backed Sec	Series 2001-C2; Class A3; 9/13/11; $1,255,000; 6.50%	$1,145,169
Rate Reduction Bonds	Series 2001-1; Class A3; 5/1/13; $2,000,000; 6.48%	2,080,626
GNMA Project Loan Corp.	Series 2008-92; Class AB; 2/16/12; $2,000,000; 3.52%	1,992,618
Commercial Mortgage Backed Sec	Series 2000-CF1; Class A1B; 5/10/10; $2,000,000; 7.62%	1,923,562
Wrapper		13,037

Fair value of contract		22,069,803

J.P. Morgan Chase Bank - AFox01	Maturity 5/10/2013; 4.51%
Commercial Mortgage Backed Sec	Series 99-CG1; Class A1B; 1/12/09; $765,000; 6.46%	3,906
Commercial Mortgage Backed Sec	Series 01-IQA; Class A3; 1/18/11; $1,000,000; 5.72%	409,619
Commercial Mortgage Backed Sec	Series 99-C1; Class A2; 4/15/09; $1,000,000; 6.78%	718,321
Commercial Mortgage Backed Sec	Series 01-CF2; Class A4; 1/18/11; $720,000; 6.50%	689,865
Commercial Mortgage Backed Sec	Series 05-2; Class A3; 6/10/10; $1,250,000; 4.61%	1,123,930
Federal Home Loan Corp.	Series 03-86; Class OC; 6/25/10; $1,000,000; 5.00%	794,490
GNMA Project Loan Corp.	Series 06-67; Class A; 7/16/12; $1,000,000; 3.95%	911,280
Auto	Series 07-1; Class A3; 11/8/09; $1,000,000; 5.27%	994,337
Auto	Series 07-A; Class A3; 8/17/09; $1,000,000; 5.32%	996,670

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2008

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Auto	Series 06-1; Class A4; 12/20/09; $1,000,000; 5.08%	$978,316
GNMA Project Loan Corp.	Series 2006-8; Class A; 1/16/11; $1,480,000; 3.94%	1,031,854
GNMA Project Loan Corp.	Series 2008-22; Class A; 7/16/12; $1,500,000; 3.50%	1,478,570
Commercial Mortgage Backed Sec	Series 2004-C3; Class A3; 5/10/13; $1,500,000; 4.87%	1,393,004
Federal Home Loan Corp.	Series 2857; Class BG; 10/15/11; $1,000,000; 4.50%	1,013,894
Federal Home Loan Corp.	Series 2900; Class PB; 11/15/12; $1,250,000; 4.50%	1,276,188
Federal Home Loan Corp.	Series 03-122; Class OJ; 10/25/10; $1,500,000; 4.00%	1,512,896
Federal Home Loan Corp.	Series 2875; Class PY; 11/15/11; $1,000,000; 4.50%	1,012,991
Commercial Mortgage Backed Sec	Series 06-CB14; Class A2; 3/12/11; $1,000,000; 5.44%	894,523
Auto	Series 06-1; Class A4; 9/18/10; $1,000,000; 5.08%	940,406
Wrapper		9,101

Fair value of contract		18,184,161

Natixis Financial Products, Inc.
WR-1816-01	Maturity 12/17/12; 4.75%
Federal Home Loan Corp.	Series 2624; Class OD; 5/17/10; $1,000,000; 3.50%	870,364

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2008

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Rate Reduction Bonds	Series 04-1; Class A1; 11/16/09; $1,000,000; 3.52%	$140,931
Federal Home Loan Corp.	Series 2785; Class NA; 2/15/11; $1,000,000; 4.00%	411,133
Federal Home Loan Corp.	Series 2640; Class TL; 9/15/10; $1,500,000; 4.00%	1,289,177
Commercial Mortgage Backed Sec	Series 2005-CIP1; Class A2, 8/12/10; $1,000,000; 4.96%	915,822
Commercial Mortgage Backed Sec	Series 06-LDP6; Class A2, 4/15/11; $1,000,000; 5.38%	864,251
Commercial Mortgage Backed Sec	Series 06-T22; Class A2, 5/12/11; $1,000,000; 5.47%	883,218
Commercial Mortgage Backed Sec	Series 99-PH1; Class A2, 1/15/09; $1,000,000; 6.85%	98,382
Auto	Series 2007-B; Class A4, 2/15/12; $1,500,000; 5.16%	1,421,350
Federal Home Loan Corp.	Series 2780; Class LD, 12/17/12; $1,000,000; 5.00%	1,026,839
Wrapper		5,436

Fair value of contract		7,926,903

Natixis Financial Product – WR 1816-03	Maturity 5/17/2010; 4.42%
Commercial Mortgage Backed Sec	Series 05-C3, Class A2; 5/15/10 $1,000,000; 4.64%	935,354
Wrapper		1,070

Fair value of contract		936,424

Total Fair Value of Synthetic GICs		96,127,385
Total Fair Value of Wrappers		157,712

Total Fair Value of Synthetic GICs		96,285,097

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2008

Identity of Issue	Description of Investment	Current Value
Mutual Funds
Mairs & Power	Growth Fund	$52,266,081
American Funds	AMCAP R5	69,312,150
Julius Baer	International Equity Fund II	73,392,860
PIMCO	Total Return Fund Inst Class	63,177,406
*Fidelity	Puritan Fund	93,154,115
*Fidelity	Spartan U.S. Equity Index Fund	33,740,470
*Fidelity	Mid-Cap Stock Fund	34,193,852
*Fidelity	Equity Income Fund	21,665,476
*Fidelity	Freedom 2010	4,591,962
*Fidelity	Freedom 2020	5,732,627
*Fidelity	Freedom 2030	8,634,489
*Fidelity	Freedom 2040	11,062,961
*Fidelity	Freedom 2015	3,291,979
*Fidelity	Freedom 2025	7,440,195
*Fidelity	Freedom 2035	9,526,662
*Fidelity	Freedom 2045	5,334,810
*Fidelity	Freedom 2050	3,305,385

Total mutual funds		499,823,480

*Participant loans	Interest rates ranging from 5.00% to 11.00% and maturities through 2021	14,934,898

Total investments		$644,284,839

*	Represents a party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/s/ Lynn L. Franzoi
Lynn L. Franzoi
Senior Vice President, Benefits,
Fox Entertainment Group, Inc.

Date: June 26, 2009

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP